EXHIBIT 99.1

Volvo Trucks North America and UAW Reach Tentative Agreement

GOTEBORG, Sweden, April 1, 2005 (PRIMEZONE) -- Volvo Trucks North America, Inc., and the United Auto Workers have reached a tentative agreement on terms of new three-year agreements that would cover approximately 2,800 UAW members at the New River Valley plant in Dublin, VA, USA.

Further comment about the proposed agreements is being withheld pending ratification by the local bargaining units. The ratification vote is being scheduled by the UAW. The proposed agreements cover members of UAW Local #2069 at the New River Valley, VA, facility.

April 1, 2005

For further information, please contact:

Jim McNamara, Volvo Trucks North America, +1 336 39321 43 or Marten Wikforss, AB Volvo, +46 31 55 11 27

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 78,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and on NASDAQ in the U.S.

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CONTACT:  Volvo Trucks North America
          Jim McNamara
          +1 336 39321 43

          AB Volvo
          Marten Wikforss
          +46 31 55 11 27